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                                                             EXHIBIT (a)(3)(iii)

                            [VAN KAMPEN LETTERHEAD]

April 18, 2003

RE: VAN KAMPEN SENIOR FLOATING RATE FUND
     Commencement of Tender Offer

To Our Dealer Friends:

     As you may be aware, it is the policy of the Board of Trustees of Van Kampen Senior Floating Rate Fund (the "Trust") to consider on a quarterly basis whether to make a tender offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's twenty-first quarterly tender offer commencing today, April 18, 2003, for the purpose of attempting to provide liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

     The Trust is offering to purchase up to 11,993,822 of its common shares at a price equal to the net asset value per common share of the Trust determined as of 5:00 P.M. Eastern Time on the expiration date of the offer. The offer is scheduled to terminate as of 12:00 Midnight Eastern Time on May 16, 2003, the expiration date of the offer (unless extended). An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than one year.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated April 18, 2003, and the related Letter of Transmittal, copies of which are available to you upon request.

     Should you have any questions regarding the tender offer, please contact Van Kampen's Investor Services Department at 1-800-421-5666.

Sincerely,

VAN KAMPEN FUNDS INC.

                                                                 21 SFR003-04/03